Heritage Insurance Holdings, Inc. 2600 McCormick Dr., Suite 300 Clearwater, FL 33759 Telephone: 727-362-7211 www.heritagepci.com

November 26, 2019

Ms. Bonnie Baines

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Heritage Insurance Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 12, 2019

File No. 001-36462

Dear Ms. Baines and Mr. Brunhofer,

Heritage Insurance Holdings, Inc. (the “Company” or “we”) has reviewed the comments in the Staff’s letter, dated November 15, 2019, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”). Set forth below are the responses of the Company. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reserves for Unpaid Losses and Loss Adjustment Expenses, Page 52

1.

Please tell us why you removed your disclosure about the range of actuarial estimates related to your latest loss reserve estimate. In this regard, we note you previously provided this disclosure consistent with your April 2, 2014 response to comments 12 and 13 of our March 12, 2014 comment letter on your initial public offering draft registration statement. In your response, tell us how your current disclosure provides readers with information to assess the variability and sensitivity of your loss reserve estimate at December 31, 2018 to reasonably likely changes in the key underlying reserving assumptions consistent with the guidance in Section V of Release No. 33-8350.

Response: In 2017, the Company’s management made a concerted effort to streamline its disclosures in the Form 10-K to improve the readability and usefulness of the information, including removing redundant or extraneous disclosures. As part of that process, the loss reserve tabular disclosure, which previously provided the actuarial low and high loss reserve estimates was removed. The Company determined that the existing disclosures regarding the Company’s loss reserve estimates provided readers with an understanding of the variability and sensitivity of the Company’s loss reserve estimates. Specifically:

•

Note 10 – Reserve for Unpaid Losses, of our audited, consolidated financial statements for the year ended December 31, 2017, which were included in our Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”), includes loss triangles for 2017, and Note 11 – Reserve for Unpaid Losses, of our audited, consolidated financial statements for the year ended December 31, 2018, which were included in our 2018 Form 10-K, included loss triangles for 2018. The loss triangles provide information about incurred and paid claims development and the total of incurred-but-not-reported liabilities plus expected development on reported claims. This information gives investors visibility into actual claims development, the sufficiency of the Company’s prior loss and the variability around the Company’s established reserves.

•

The Critical Accounting Policies and Estimates section of the MD&A included in the 2017 Form 10-K and 2018 Form 10-K discusses the process for establishing the Company’s reserves, giving readers insight into the methodologies the Company utilizes and the judgments and estimates it makes in establishing reserves.

•	Item 1A – Risk Factors provides a thorough discussion about the risks and uncertainties regarding our loss reserve estimates and their adequacy to cover actual loss liabilities.

Based on the existing disclosures outlined above, the Company believes that in the aggregate, its disclosures provide all material information necessary for a reader to understand and assess the variability and sensitivity of the Company’s loss reserve estimates, consistent with the Securities and Exchange Commission’s guidance in Section V of Release No. 33-8350. In addition, the Company notes that the range of actuarial estimates is only one factor among many that the Company considers in establishing its loss reserves. The Company believes that providing information with respect to that factor alone may give it undue weight over the other factors, and therefore may be misleading to investors.

The Company further notes that none of its public insurance company peers disclose their ranges of actuarial estimates in their filings with the Securities and Exchange Commission. As such, the Company believes the additional information is not needed for comparability purposes.

In light of the Staff’s comment, if in the future the Company determines that providing a range of actuarial estimates related to the Company’s latest loss reserve estimate would be material to a reader’s understanding of the variability and sensitivity of the Company’s loss reserve estimates in light of the mix of other disclosures, the Company will include such information in future filings.

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Notes to Consolidated Financial Statements

Note 1: Basis of Presentation, Nature of Business and Significant Accounting Policies and Practices

Policy Acquisition Costs, page 70

2.

You disclose that you defer certain expenses related to policy issuance and underwriting that vary with and are directly related to the production of new business. This language appears to be reasonably consistent with the definition of acquisition costs prior to the adoption of ASU 2010-26. Please confirm that your policy defers only those incremental direct costs that are directly related to the successful acquisition of new or renewal insurance contracts consistent with the guidance in ASC 944-30-25-1A. If so, represent to us that you will revise your policy disclosure in future filings to be consistent with the current guidance. If not, tell us the impact of applying the guidance in ASU 2010-26 on your deferred acquisition costs at December 31, 2016, 2017 and 2018 and at September 30, 2019.

Response: The Company confirms that it only capitalizes acquisition costs associated with successful acquisition of new or renewal business as required by ASC 944-30-25-1A. In future filings, the Company will revise its policy disclosure using language substantially similar to the following (the revised disclosure is underlined):

“The Company incurs incremental policy acquisition costs that vary with, and are directly related to, the production of new business. Policy acquisition costs consist of the following four items: (i) commissions paid to outside agents at the time of policy issuance; (ii) policy administration fees paid to a third-party administrator at the time of policy issuance; (iii) premium taxes; and (iv) inspection fees. The Company capitalizes incremental policy acquisition costs that are directly related to the successful efforts of acquiring new or renewed insurance contracts to the extent recoverable, then the Company amortizes those costs over the contract period of the related policy.”

If you have any questions regarding any of the responses in this letter, please call the undersigned at 727-362-7211.

Respectfully submitted,

/s/ Kirk Lusk

Kirk Lusk

Chief Financial Officer

Cc: Flora R. Perez, Esquire (Greenberg Traurig, P.A.)

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